EXHIBIT 99.1

Stantec reports solid first quarter 2021 results with $0.50 adjusted diluted earnings per share and 5.8% organic backlog growth; reaffirms 2021 guidance

EDMONTON, Alberta and NEW YORK, May 05, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three months ended March 31. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior periods ended March 31, 2020. Stantec also reaffirmed its 2021 guidance with organic net revenue growth expected to be in the low to mid-single digits. The organic retraction in Q1 2021 is expected to be offset over the remainder of the year.

"2021 is off to a solid start. Despite net revenue retracting organically relative to a pre-pandemic Q1 2020 as expected, we delivered increased earnings and cash flows thanks to the diligence of our employees around the world,” said Gord Johnston, President and CEO. “We remain confident in our ability to deliver on our organic growth expectations over the balance of the year and are pleased with the 5.8% organic growth in our backlog this quarter.”

“As the industry leader in UN Sustainable Development Goal-related revenue, we are well positioned to address any opportunities that emerge from recent climate change commitments made around the globe and stimulus spending on sustainable infrastructure,” continued Mr. Johnston. “We expect this to create a tailwind for us in the latter part of this year and beyond.”

Q1 2021 Highlights
Adjusted net income for Q1 2021 increased 3.3% to $56.1 million ($0.50 adjusted diluted earnings per share) as a result of reduced discretionary spending, lower interest costs, and savings from the lease optimization efforts of the 2023 Real Estate Strategy, which are on track.

  Net revenue decreased 8.0%, or $76.5 million, compared to pre-pandemic Q1 2020, mainly due to an organic retraction of 7.4%. The organic retraction was in line with management expectations, with more than half related to the impact of the pandemic on the Buildings business and Stantec’s reduced scope on a large midstream project. The Water business continued to perform well, delivering organic net revenue growth of 3.7%. The overall reduction in net revenue also included the effect of the strengthening of the Canadian dollar. Recent acquisition activities contributed to acquisition net revenue growth of 2.2%.
  Adjusted EBITDA from continuing operations was $129.1 million or 14.7% of net revenue compared with $139.7 million or 14.6% of net revenue in the prior period.
  Net income increased 28.2%, or $11.2 million, to $50.9 million, and diluted EPS from continuing operations increased by 76.9%, or $0.20, to $0.46, mainly due to reduced net interest and depreciation and amortization expenses.
  Contract backlog increased 5.3% from December 31, 2020, to $4.6 billion at March 31, 2021, driven by 5.8% organic growth. Organic backlog growth was achieved across all business units, including Buildings, and with double-digit growth in Energy & Resources and Environmental Services. Contract backlog represents approximately 12 months of work.
  Operating cash inflows from continuing operations increased $101.1 million to $55.7 million compared to cash outflows of $45.4 million in the prior period.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2021 is 0.8x, below the annual target range of 1.0x to 2.0x.
  Days sales outstanding (DSO) was 75 days, consistent with December 31, 2020, and improved 11 days from 86 days at March 31, 2020.
  The acquisition of GTA Consultants in Q1, and recent agreement to acquire Engenium, together represent a 20% increase in Stantec's Australian presence.
  Stantec's 2020 Sustainability Report was released on April 22, 2021. $2.3 billion, or 49%, of 2020 gross revenue was related to the UN SDGs, a 7% increase over 2019.
  Committed to carbon neutrality by 2022 as a first step in achieving net-zero emissions by 2030 across Stantec's entire global footprint.
  On May 5, 2021, Stantec's Board of Directors declared a dividend of $0.165 per share, payable on July 15, 2021, to shareholders of record on June 30, 2021.

Q1 2021 Financial Summary

	For the quarter ended March 31,
	2021	2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	$
Gross revenue	1,089.2	1,220.5
Net revenue	878.7	955.2
Direct payroll costs	412.3	448.5
Gross margin	466.4	506.7
Administrative and marketing expenses	341.5	367.3
Other	(4.2)	11.1
EBITDA from continuing operations (note)	129.1	128.3
Depreciation of property and equipment	13.2	14.5
Depreciation of lease assets	26.9	29.6
(Reversal) impairment of lease assets	(1.6)	9.7
Amortization of intangible assets	13.3	14.2
Net interest expense	9.3	15.0
Income taxes	17.1	15.8
Net income from continuing operations	50.9	29.5
Net income from discontinued operations	—	10.2
Net income	50.9	39.7
Basic earnings per share (EPS) from continuing operations	0.46	0.27
Diluted EPS from continuing operations	0.46	0.26
Adjusted EBITDA from continuing operations (note)	129.1	139.7
Adjusted net income from continuing operations (note)	56.1	54.3
Adjusted diluted EPS from continuing operations (note)	0.50	0.49
Dividends declared per common share	0.165	0.155

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions sections of this quarter's MD&A).

Webcast & Conference Call
Stantec will host a live webcast and conference call on Thursday, May 6, 2021, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance. The webcast and slide presentation can be accessed at the following link: https://edge.media-server.com/mmc/p/umksu6hp

Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-367-2403 (Canada and United States) or +1-647-490-5367 (international). Please provide confirmation code 5638198 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements
Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, adjusted return on invested capital, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s Management's Discussion and Analysis for this quarter and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Annual Targets for 2021 in their entirety, its position to withstand the challenges caused by the pandemic, any projections related to revenue, gross margin, utilization and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2021 and Stantec's 2021 Outlook are provided in the Company’s 2020 Annual Report and Management's Discussion and Analysis for this quarter.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2020 annual report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2020 annual report and the quarterly report free of charge from the investor contact noted below.

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020

Net income from continuing operations	50.9	29.5
Add back:
Income taxes	17.1	15.8
Net interest expense	9.3	15.0
(Reversal) impairment of lease assets	(1.6)	9.7
Depreciation and amortization	53.4	58.3
EBITDA from continuing operations	129.1	128.3

Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	(5.1)	11.4
Acquisition, integration, and restructuring costs	5.1	—
Adjusted EBITDA from continuing operations	129.1	139.7

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020

Net income from continuing operations	50.9	29.5
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.4	7.1
Unrealized loss (gain) on investments held on equity securities (note 2)	(3.8)	8.2
Impairment of lease assets (note 3)	(1.2)	6.9
Acquisition, integration, and restructuring costs (note 4)	3.8	2.6
Adjusted net income from continuing operations	56.1	54.3

Weighted average number of shares outstanding - basic	111,280,965	111,364,788
Weighted average number of shares outstanding - diluted	111,774,488	111,852,155

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic and diluted	0.50	0.49

See the Definitions section of the 2020 Annual Report and this quarter's MD&A for a discussion of non-IFRS measures used.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2021, this amount is net of tax of $2.0 (2020 - $2.8).

note 2: For the quarter ended March 31, 2021, this amount is net of tax of $(1.3) (2020 - $3.2).

note 3: For the quarter ended March 31, 2021, this amount is net of tax of less than $(0.4) (2020 -$2.8).

note 4: The add back of other costs primarily relates to integration expenses associated with acquisitions and reorganization and transitional tax expenses, For the quarter ended March 31, 2021, this amount is net of tax of $1.3 (2020 - nil).

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com